[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]

(202) 274-2030	rgarabedian@luselaw.com

September 17, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Versailles Financial Corporation
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 101 of Regulation S-T and on behalf of Versailles Financial Corporation (the “Registrant”), we are transmitting by EDGAR under the Securities Act of 1933 (the “Securities Act”) the Registrant’s Registration Statement on Form S-1, including exhibits (the “Registration Statement”). The registration fee of $369 has been calculated in accordance with Section 6(b) of the Securities Act and Rule 457 promulgated thereunder, and was transmitted to the Securities and Exchange Commission by wire transfer in accordance with Rule 13 of Regulation S-T.

The Registration Statement relates to the issuance by the Registrant of its shares of common stock, par value $0.01 per share, in connection with the conversion of Versailles Savings and Loan Company, an Ohio chartered savings and loan association, from the mutual to the stock form of organization. Upon completion of the conversion, which is subject to approval by the Office of Thrift Supervision and the Ohio Division of Financial Institutions, the Registrant will be the new holding company for Versailles Savings and Loan Company.

If you have any questions or comments, please contact the undersigned or Kip Weissman of this firm at (202) 274-2029.

Very truly yours,

/s/ Richard S. Garabedian

Richard S. Garabedian

Enclosures

cc:	Douglas Ahlers, President and CEO

  Versailles Savings and Loan Company

Kip Weissman, Esq.